Exhibit 3.1

ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION OF
QDM INTERNATIONAL INC.

DOCUMENT NUMBER P20000021193

Pursuant to Section 607.1006 of the Florida Business Corporation Act (the “FBCA”), this Florida Profit Corporation adopts the following amendments to its Articles of Incorporation:

1.	The name of the Corporation is: QDM International Inc. (the “Corporation”).

2.	The Articles of Incorporation of the Corporation were filed with the Secretary of State of the State of Florida on March 10, 2020, as amended by the Articles of Amendment to Articles of Incorporation filed on October 8, 2020, the Articles of Amendment to Articles of Incorporation filed on August 10, 2021, and the Articles of Amendment to Articles of Incorporation filed on March 28, 2024.

3.	The Corporation is currently authorized to issue Thirty Million (30,000,000) shares of Preferred Stock, par value $0.0001 per share, of which One Million (2,000,000) shares have been designated as Series A Preferred Stock, Two Million (2,000,000) shares as Series B Preferred Stock and Nine Hundred Thousand (900,000) shares as Series C Convertible Preferred Stock.

4.	Upon the effectiveness of these Articles of Amendment pursuant to the FBCA, the total number of shares of Series B Preferred Stock which this Corporation shall have authority to issue is increased to Ten Million (10,000,000) shares.

5.	These Articles of Amendment were duly adopted by the Board of Directors on October 3rd, 2024 in accordance with Sections 607.1001 and 607.0602 of the FBCA without shareholder action and shareholder action was not required.

IN WITNESS WHEREOF, QDM International Inc. has caused these Articles of Amendment to Articles of Incorporation to be executed by its duly authorized officer as of this 4th day of October 2024.

QDM INTERNATIONAL INC.

/s/ Huihe Zheng
Name:	Huihe Zheng
Title:	President and Chief Executive Officer